Filed by August Technology Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: August Technology Corporation
Commission File No. 000-30637

        On February 16, 2005, August Technology held a conference call, discussing its fourth quarter and year-end results and its proposed merger with Nanometrics Incorporated pursuant to the Agreement and Plan of Merger and Reorganization dated January 21, 2005 by and among Nanometrics Incorporated, Major League Merger Corporation (a wholly-owned subsidiary of Nanometrics), Minor League Merger Corporation (also a wholly-owned subsidiary of Nanometrics) and August Technology. The following is a transcript of this conference call.

Additional Information and Where to Find It

        Nanometrics Incorporated, August Technology Corporation and Minor League Merger Corporation (which will be renamed by Nanometrics Incorporated and August Technology Corporation in connection with the proposed merger) intend to file a joint proxy statement/prospectus in connection with the merger transaction involving Nanometrics Incorporated, Major League Merger Corporation, Minor League Merger Corporation and August Technology Corporation. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Nanometrics Incorporated and August Technology Corporation and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Nanometrics Incorporated and August Technology Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics Incorporated or August Technology Corporation investor relations at investors@nanometrics.com and invest@augusttech.com, respectively.

        August Technology Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of August Technology Corporation with respect to the transactions contemplated by the Nanometrics Merger Agreement. Information regarding such officers and directors is included in August Technology Corporation's Proxy Statement for its 2004 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 11, 2004. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from August Technology Corporation investor relations at invest@augusttech.com.

AUGUST TECHNOLOGY

Moderator: Jeff O'Dell
February 16, 2005
10:00 a.m. CT

Operator

        Good day, everyone, and welcome to this August Technology fourth-quarter 2004 earnings conference. Today's call is being recorded. At this time for opening remarks I'd like to turn the call over to Chief Executive Officer and Chairman Mr. Jeff O'Dell. Please go ahead, sir.

Jeff O'Dell—August Technology Corporation—Chairman and CEO

        Good morning and welcome to August Technology's fourth-quarter and full-year 2004 conference call. We thank each of you for your interest in our Company and participation in this call. My name is Jeff O'Dell, Chairman and CEO. With me today are Stan Piekos, our Chief Financial Officer; also joining us on the call are Scott Gabbard, our Vice President of Finance, and David Klenk, our President and Chief Operating Officer.

        As some of you know I've spent considerable time out of the office over the past few months as a result of personal medical circumstances. During that time the team has continued to execute on our strategic vision under the leadership of Stan Piekos and David Klenk. Since January I have been spending more time working with our leadership team and our Board, with specific focus on strategic marketing, planning, and new business development, especially regarding a strategic merger that I believe presents a very attractive opportunity to the future growth and enhanced shareholder value.

        This morning Stan will begin by sharing our fourth-quarter and fiscal-year 2004 results, and provide insight into the macro inspection business. Then we will both discuss some recent developments related to our strategic merger plans before opening the line for questions. With that I will turn the call over to Stan.

Stan Piekos—August Technology Corporation—CFO

        Thanks, Jeff, and good morning. Before I discuss Q4 and the 2004 full-year results, let me provide the following cautionary note. Under the Safe Harbor provision of the Securities Reform Act we'd like to be clear that we will be making forward-looking statements during this conference call and our actual results may differ materially from those projected in these statements. As you know, these statements may involve risks and uncertainties. Please refer to our press release of this morning and to our recently filed SEC documents in which we discuss risk factors that could affect these forward-looking statements.

        Our earnings release was issued this morning before the NASDAQ opening. If you have not received a copy you can do it (ph) on our website at wwwAugusttech.com. Please note we are webcasting today's call and will have a replay available on our site shortly after the conclusion of the call and continuing for 2 weeks thereafter. If you have any questions regarding the press release, webcast, or replay, please call 952-820-0080 for assistance.

        Fourth-quarter revenues grew to 16.7 million, driven by a record level of NSX sales derived from sales into final manufacturing and outgoing quality control in the front-end fabs. The growth to 16.7 million represented a 16 percent increase compared to Q4 of last year and 7 percent sequential increase over Q3. Full-year 2004 revenues grew 70 percent to a record 68 million. For the full-year our order backlog increased 49 percent to a record 28.4 million.

        During the year we more than doubled our installation of demonstration equipment, which our past experience indicates is a major source of order bookings from new customers and new applications of our advanced macro inspection solutions by existing customers.

        Let's review revenues and orders by product family. Looking first at Q4, revenues from the NSX Series increased 5.3 million to 11.4 million, surpassing previous record NSX revenues established in the second quarter of 2004. NSX represented 68 percent of total revenues. NSX revenues were concentrated in the back-end or final manufacturing.

        When we reported Q3, we indicated the sudden drop, especially in final manufacturing, as the assembly and test houses paused to reexamine investment plans in light of certain inventory adjustments in the chip making chain. We said at the time that we believed the higher-return advanced macro inspection projects would resume without lengthy delays. Even we were pleasantly surprised at how quickly that happened. Q4 revenues for all products and services included 82 percent from the back end.

        The story on Q4 orders was very different. Q4 orders were driven by increases in front-end business especially the all-surface systems. Q4 orders increased by 5 million to 19.7 million. That increase represented sequential growth of 40 percent compared to Q3. Book-to-bill was 1.18, resulting in a $3 million growth in our backlog. The all-surface front-end equipment backlog was at record levels at year end. In total, front-end all-surface and NSX orders from wafer manufacturers accounted for approximately 60 percent of Q4 orders.

        For the year, revenues grew 70 percent to 68.4 million. Revenues derived from front-end wafer fabrication applications, including outgoing QC, were 44 percent of 2004 total revenues, compared with 21 percent in 2003.

        August Technology today is much more than a back-end inspection company as some would have you believe. The AXi and all-surface systems primarily installed in front-end process steps like litho, CMP etch, and now deposition, grew to $14 million in revenues, up from just under 5 million in 2003. The NSX family, which includes a range of systems for front-end and back-end applications, accounted for 54 percent of 2004 revenues, providing $17 million or over 60 percent of our growth. Today there are just over 300 NSX systems installed in the field, including 100 of those in front-end wafer fabs. Revenues recognized from our defect information software, YieldPilot and DMSVision, as well as defect review systems grew nearly $4 million in 2004.

        For the year orders grew 58 percent to 77.6 million, resulting in a 1.13 book-to-bill relationship and a record $28.4 million backlog. More than half the year-end backlog is for systems destined for front-end wafer fab facilities.

        During the year 43 percent of all our revenues were derived from products developed in the previous 2 years, like all-surface and the new high throughout NSX 105.

        From an end-market perspective, users from traditional semiconductor market generated 76 percent of revenues, while the advanced packaging market we serve with both 2D and 3D inspection systems made up 12 percent of revenues. We also sold the flexible and modular NSX systems to other microelectronic device manufacturers, mainly optical electronics and MEMS producers.

        Let's look at a geographic perspective. Taiwan and China, which are served by the same regional management, accounted for 48 percent of Q4 revenues; North America 28 percent; Singapore and the southeast Asia 14 percent; Europe 5 percent; Korea 3 percent; Japan 2 percent. In Q4 Taiwan and China together were up approximately 11 percentage points from the full-year mix, while Korea lagged the full-year mix by 14 percentage points. During 2004 we began to sell and service direct in Korea, Germany, and France. At year end, Japan was the only key semiconductor market where we still used a distributor model.

        One final note on customer concentration. We closed 2004 with three 10 percent customers, two of whom became 10 percent August Technology customers for the first time in 2004. Our largest customer, Samsung, accounted for 15 percent of total sales last year.

        Let's turn to gross margin. Gross margin of 54.3 percent in Q4 increased sequentially and also increased compared with prior year. As we said earlier this year, competition has increased in the back-end, where some of the contract assembly and test houses adopt inspection primarily to comply with their customer reporting requirements. Advanced macro inspection delivers more compelling customer yield-enhancing propositions when installed in front-end wafer processing applications into more complex advanced packaging applications, like bumped wafers.

        With 82 percent of revenues from the back-end in Q4, the 54.3 percent gross margin fits in our model with average margins in a range of 54 to 57 percent. Going forward we expect to increase gross margins as we add relatively more front-end business and our product mix continues to increase to defect information system software.

        Operating expenses were 9.5 million in the quarter, about $500,000 or 5 percent lower than the previous quarter and in line with guidance provided in October. At that time we outlined a combination of reduction in headcount and temporary cost savings, including 10 percent Q4 salary reductions for senior leadership and mandatory time off for all employees. The impact of those temporary measures was the primary reason for the reductions seen in the quarter.

        Let me turn to key items in the balance sheet now. Accounts receivable decreased 2.7 million or 24 percent during the quarter despite increased revenues. Day sales outstanding in the quarter were 55 based on Q4 sales levels. Partially offsetting cash generated from lower receivables were 600 grand in reduced customer deposits applied to retired receivables.

        Net inventory decreased about $750,000 in the quarter. Most of the reduction in inventory was due to a decrease in inventory at customers under purchase orders that had not yet qualified for revenue recognition. Accounts payable reduction of $3 million in the quarter offset the cash gains from receivables and payables.

        During the quarter cash and marketable securities went down by approximately $400,000. For the year we used approximately $15 million of cash and securities to support the development of our business model. This included $8 million in operating capital, with the biggest use in inventory, including 4 million of inspection systems in the field for customer demonstrations, and systems at customers under purchase orders not yet qualified for revenue recognition; another 5 million of cash used in fixed asset investments, primarily equipment and labs, to support our all-

surface development; and 2 million for an acquisition of a defect information system business that will help our customers review and understand where the defects are originating in their process.

        We received $2 million in cash from exercise of employee stock options, resulting in a reduction in our cash and equivalents of $13 million during the year. At year end we had 50.4 million in cash and marketable securities, representing $2.83 per share outstanding and 53 percent of all assets on the books.

        We also added significantly to our intellectual property estate with the issuance of 10 new patents and the filing of a record new level of patent applications. We have been a leader in introducing innovative solutions like all-surface inspection, and we are doing more to protect these assets with patents.

        Now let me turn our attention to the industry we serve and how we are positioning for growth. In September we reduced near-term guidance as our customers adjusted production schedules and reviewed investment plans, mainly driven by chip inventory concerns. We said then we believe that investments in advanced macro inspection would resume fairly quickly as they provide high ROIs. We added it was our belief that Q3 and Q4, which we said then would be about $15 million revenue quarters, would be a near-term trough. We have not changed our view despite a continuing decline in the near-term outlook for overall semiconductor cap equipment investment.

        As we exited last year, order growth resumed recovery in orders from the back-end customers and new penetration in the front-end. During the past month we sponsored a get-together of some leading chipmakers on the topic of edge inspection; they tell us the first of its kind to focus on wafer edge as a source of yield problems. Look to see much more in the trade press shortly about this issue and the customer valued inspection opportunities created.

        We are now shipping back-side and inspection modules primarily to existing front-end fabs where we have demonstrations to complete our all-surface inspection. Now with the acquisition of DMSVision we have the software, the defect information system, to tie together all the defects we are seeing on the surfaces of the wafer through a breadth of manufacturing steps from the fabs and the front-end through key back-end steps.

        We ended last year with 44 percent of our revenues derived from front-end fabs, up from 21 percent in the prior year. We expect the front-end to continue to provide the best near-term growth opportunity. Now let's sum all this up as we look to our near-term future.

        We remain optimistic about our near term. With the semiconductor manufacturing technology further complicated by shrinking circuit dimensions and multiple layers, some involving new materials and processes, a growing number of device manufacturers are recognizing the value of 100 percent inspection enabled by advanced macro defect inspection solutions.

        We expect first-quarter revenues will be flat to up 10 percent sequentially, with the key variable sign-off on tools with new customers or new applications. Gross margins during the quarter should be between 54 and 57 percent, which fits within our longer-term model. Operating costs will increase primarily as a result of the elimination of about $0.5 million in short measures implemented in Q4 to reduce costs.

        Our projections do not include impact for any merger transaction related cost that may be incurred during the quarter. Breakeven is just over 18 million, so at the higher end of our Q1 guidance we would expect to break even.

        We believe our near-term guidance fits our longer-term objective to achieve operating income in a range of 13 to 15 percent, based on quarterly sales of 24 to 25 million, a model and business level we think achievable during the second half of 2005. We also believe we can continue to outperform the semiconductor capital equipment industry in terms of revenue change during 2005, primarily because of new front-end macro solutions being introduced.

        Finally and maybe in many respects most importantly, we believe the game changing process we prioritized over 1 year ago, to identify a strategic merger partner with front-end presence and complementary solutions, represents the path to more rapid near-term growth and consequently enhanced August Technology shareholder value. And we think now is the right time. Decisions are being made now about investments in macro inspection technology.

        Let's talk a bit about that process. In so doing we will avoid any reference to any specific third parties, as at this point we are in communication with all parties on establishing the right environment to exchange information pertinent to our decision-making. Jeff, please kick off that discussion.

Jeff O'Dell—August Technology Corporation—Chairman and CEO

        Thanks, Stan. As we have discussed on many occasions, one of August Technology's top 5 strategic initiatives has been to build our Company through both internal and external growth. Over the past 18 months we have been actively investigating no less than 10 different external growth opportunities. (technical difficulty)

        In addition to bringing the well-matched inspection and metrology product lines together under one roof, August Technology also brings a dominant position for advanced macro inspection and the back-end. Additionally, our commitment over the past 2 years to data analysis and management software is beginning to pay dividends, helping customers bridge the information gap between the front and back-end of the semiconductor process.

        In July of last year we did finish the acquisition of DMS, which has enabled us to bring new software products to market. The strategic merger of August Technology and Nanometrics will create the first-ever inspection and metrology company with significant data analysis and management solutions that bridge the front and back-end of the semiconductor process. We are extremely confident that this combination will directly address a growing need by device manufacturers worldwide to optimize their complex manufacturing process as they look for new ways to drive yield and ultimately profitability.

        I will now turn the call back over to Stan for additional comments about our merger criteria and where we are in the process.

Stan Piekos—August Technology Corporation—CFO

        As we met with industry participants and advisers we used the following screens to filter our decision. We strove to find a partner with complementary products and solutions and an established presence in the front-end wafer processing applications like litho, CMP, and etch, where we are being introduced. A partner like us, with growth momentum on their own and with whom together we can deliver revenue synergies. A partner with no or minimal product and technology overlaps that would have to be rationalized with the customer and employee base.

        A partner with whom we could gain leverage from common technology development investments, like automation platforms, and sales and service infrastructure and increasing costs of being a U.S. public company. A partner with a strong management team operating in a similar culture, a culture of growth and innovation. And finally a partner with a currency in the form of common stock that provides upside and an ownership structure allowing August Technology's shareholders to meaningfully participate in that enhanced shareholder value which we believe will accrue after successful integration.

        Nanometrics, a leading supplier of thin film metrology solutions, offers a suite of complementary products and solutions with no overlap with current August Technology offerings. In the last 2 years they have grown faster than most metrology suppliers. We believe they best meet all the criteria listed above.

        Here is where we are in the process. We have filed our Hart-Scott-Rodino documents and are working on the preparation of the joint proxy statement prospectus to be sent to shareholders in connection with the vote on our announced merger with Nanometrics. We are simultaneously working to reach acceptable confidentiality agreements with Rudolph Technologies, and separately KLA-Tencor, to allow us to exchange information regarding offers they recently presented to the August Technology Board of Directors. We believe we will be able to file the form S4 registration statement containing our joint proxy statement prospectus with the SEC around the first business day in March. Kelly, we are now prepared to take questions from the participants.

QUESTION AND ANSWER

Operator

        (OPERATOR INSTRUCTIONS) Stuart Muter with RBC Capital Markets.

Stuart Muter—RBC Capital Markets—Analyst

        Let me say, Jeff, it is good to hear you on the call. First a question for Stan. You said that you're working with KLA and Rudolph with the confidentiality agreement. Do you think you are making progress here? I know that it seems to be at a standstill from the perspective that we see. So do you see an opportunity to get that resolved, to be able to have conversations directly with the managements at KLA and Rudolph?

Stan Piekos—August Technology Corporation—CFO

        Not a lot of detail here, Stuart. But I will say that neither of us have time to waste here. It's important (indiscernible); we were not talking, and we felt we were making progress we would not be talking. A lot of complex issues to be dealt with here, especially multiple parties. I am convinced they are being addressed by the right legal minds out there with businesspeople behind them.

Stuart Muter—RBC Capital Markets—Analyst

        Okay, Stan. Question for Jeff. The order strength that you guys saw in Q4, have you seen it flow into Q1?

Jeff O'Dell—August Technology Corporation—Chairman and CEO

        I think we're seeing—and Stan, I know that you must have recently been closer to that a little bit—but I think we are seeing some of that momentum carry forward.

Stan Piekos—August Technology Corporation—CFO

        Yes we are.

Jeff O'Dell—August Technology Corporation—Chairman and CEO

        Stan, you probably have a few specifics there as well.

Stan Piekos—August Technology Corporation—CFO

        Yes. We are, and we have seen no change.

Stuart Muter—RBC Capital Markets—Analyst

        Excellent. One more quick question for Stan. Tax rate for 2005, do you have any thoughts there?

Stan Piekos—August Technology Corporation—CFO

        I am going to turn that over to Scott Gabbard, our Chief Accounting Officer, who will tell you about our NOL position and what those considerations will be in 2005.

Scott Gabbard—August Technology Corporation—VP Finance and CAO

        Yes, 2005 we should still have significant NOLs that will chew up most of the profitability. If you guys would model something between 10 and 15 percent that should be about right. That will accommodate some alternative minimum taxes and foreign taxes primarily.

Stuart Muter—RBC Capital Markets—Analyst

        Thank you, and good numbers, guys.

Operator

        Theodore O'Neill with Wells Fargo Securities.

Theodore O'Neill—Wells Fargo Securities—Analyst

        Thank you very much. Stan, when guidance was lowered in September and the issue was pointing to some delays in sign-off on tools, is there still a percentage of those tools that were cited in September that have not yet flowed through the revenue line?

Stan Piekos—August Technology Corporation—CFO

        Actually, not; I think I indicated we were presently surprised that those did resume. We found that I guess an analogy here, when the foundries and some of the front-end guys sneeze, the back-end guys get a cold. But the fact is they just started to resume, and we had some tools that in October, November that had been delayed a month or two, and they got back on.

        So we've got a building backlog but that is replenishing new orders. Actually we have had some demo equipment move into the order scene now. So we have not seen any—we don't have any—in fact I cannot think of one delay from September that is still there, Theo.

Theodore O'Neill—Wells Fargo Securities—Analyst

        Great. Looking at your backlog, if I applied sort of standard industry estimates to that, where you try to keep a semester, I mean a quarter and a half of backlog in revenue, that would suggest that your revenue in the March quarter would be a higher than—more than 10 percent higher based on that backlog level. Is that because of issues with SAB 101 in terms of getting sign-offs?

Stan Piekos—August Technology Corporation—CFO

        SAB 101 and 104 and all those multiple (indiscernible) things. Absolutely right on. We believe we have got the visibility to the guidance that we've got; but these days you have just got to do it all very carefully, especially where you have new tools and new applications. So you're absolutely right, that is a sensitivity.

Theodore O'Neill—Wells Fargo Securities—Analyst

        Does that mean your shipments will be higher than revenues in the quarter?

Stan Piekos—August Technology Corporation—CFO

        They should be.

Theodore O'Neill—Wells Fargo Securities—Analyst

        Thanks very much.

Operator

        (OPERATOR INSTRUCTIONS) Avinash Kant with Adams Harkness & Hill.

Avinash Kant—Adams Harkness—Analyst

        Two questions actually. First one was, of course we have seen very strong CapEx numbers from some of your key customers so far, like Samsung and Intel. Do you see them spending at the CapEx rate in the current quarter, or you think it's going to be more second-half loaded?

Stan Piekos—August Technology Corporation—CFO

        Let me start, Jeff. We've seen very big macro numbers on their CapEx spending. Frankly we try to boil down to specific budgets within the inspection metrology area to get close to home, to where we are at. So I really don't relate that strongly to the $38 billion global front-end market and what is going on there. I relate to the importance and the relevance of the inspection metrology budgets they have, and the relevance of macro inspection in their plans.

        Again we are encouraged. We actually got this word in the haze of September that they all felt that they would continue on the path of adopting—and that is what is going on here, it's adopting the macro inspection—more today in the front-end than the back-end. We've got every evidence that that is going on.

        Again we have guided to flat to up 10 percent in the first quarter, which many say will be the one of the lower points of 2005 in terms of spending. We are just focused on the inspection metrology budgets and we are encouraged with the programs that we see with these key customers that continue today.

Avinash Kant—Adams Harkness—Analyst

        Just a follow up. Just to understand; if Samsung is saying that their CapEx budget is going to be up close to 10 percent, is that similar to what you would see them spend on your tools this year in '05, versus what they spent in '04?

Stan Piekos—August Technology Corporation—CFO

        Again taking their global, even semiconductor, CapEx spending up, and it's right down to—it's a long stretch, okay? We know the programs; they're adopting more programs on different lines and different applications. And we're encouraged about that, that Samsung will continue to be a growth opportunity for us.

Jeff O'Dell—August Technology Corporation—Chairman and CEO

        I would just add that that direct correlation, a 10 percent increase in CapEx at Samsung, we've never really found that to be direct math to inspection metrology. In fact in some cases and certainly when times are a little bit slower in the industry, we find that we will get a disproportionate amount on the upside of that spending, as device manufacturers try to leverage their existing investments; and they leverage that through understanding their process and driving yield with existing equipment. They do that through investing in inspection metrology. So not a direct correlation 10 percent there.

Avinash Kant—Adams Harkness—Analyst

        Would be wise to then estimate that maybe it could be even higher than the 10 percent growth that they are talking about in the overall CapEx for your equipment?

Stan Piekos—August Technology Corporation—CFO

        I think you can make a case for changes in either direction, Avinash. But again, let's just repeat; try to keep this simple. We believe, and we have customer affirmation, and we have demo studies that turn into orders; we believe that advanced macro inspection is a high-return project. In an environment with more price competition in ASPs everyone is trying to optimize their manufacturing, enhance their yields. We believe we bring a value to customer proposition to that scenario in a down market and in an up market.

Avinash Kant—Adams Harkness—Analyst

        Thank you so much.

Operator

        Louis Parks (ph), Chesapeake Partners.

Louis Parks—Chesapeake Partners—Analyst

        Can you explain again the aim of the process that the Board is going through? Is it to maximize shareholder value? I just want a better understanding, because we are quite confused by last Friday's press release.

Stan Piekos—August Technology Corporation—CFO

        It absolutely is to maximize shareholder value and (technical difficulty) not the spot market value, as the markets got it; but at what we believe is the true intrinsic value of this Company. But it is to maximize August Technology shareholder value.

Louis Parks—Chesapeake Partners—Analyst

        In terms of last Friday's, I think, release, it indicated that the KLA-Tencor deal was not in the best interest of shareholders. That the Board had no interest in considering their offer of 11.50 even though it is several dollars higher than the definitive deal that is on the table. It was really just a day and a half after having received it, or that it was publicly announced.

        What sort of time did the Board have to give it careful consideration and valuation and everything else, particularly weighing it against other alternatives? (multiple speakers) It was never called inadequate, I don't believe.

Stan Piekos—August Technology Corporation—CFO

        I don't think the characterization in the press release is as you said it. What we said was—and the Board did meet and they have been meeting diligently in this whole process, actively with management—that we are looking to exchange information to better understand it. That is all. At this point we had no information to say that the path that we've gone on that represents the culmination of a long, over a year-long path, there was no need to change in terms of enhancing shareholder value.

Louis Parks—Chesapeake Partners—Analyst

        I don't mean to beat a dead horse, but trying to understand. Is said after carefully reviewing the KLA, the Board concluded that the merger with Nanometrics provides greater opportunity for growth. It further said that the Board concluded it had no interest in considering KLA's cash offer, but would see if you could reach an acceptable confidentiality agreement in order to fulfill your obligations. I was trying to square with those statements compared to maximizing shareholder value, which it seems that your mind is almost already made up. Is that—?

Jeff O'Dell—August Technology Corporation—Chairman and CEO

        This is Jeff O'Dell. A couple of points there I'll make too that maybe add some color to your question. First of all, as I mentioned in my remarks, if you talk about KLA it goes back more than 18 months. But we've been looking at a number of different partners, if you will, for some time. So our Board has actively involved with that over this time, not just the senior management team, myself and the CFO, for example.

        We've had some special meetings and breakfast meetings and things where we have brought them up to speed on—along the way. KLA is the example that you are talking about here, it was not the first time certainly we have sat down and considered them as a partner. For a variety of reasons I can't go into a lot of detail with that.

        So when we got the offer here recently, we had a running start, if you will. Obviously we have had our bankers involved and we have looked at this, and we spent a lot of time fairly quickly, because we know our shareholders want to hear back from us on these types of things. So we did carefully review it with the information we had at the time, and all the information we have had over the last couple of years talking to these folks on and off. So that's—I think it's very accurate what it says in the press release.

        Let me make one quick comment, too, and turn it back to you then. When we talk about shareholder value, one of the things that I think does confuse people at times—and I don't mean that negatively; I mean it is sometimes not clear—and that is not just short-term shareholder value but longer-term intrinsic shareholder value. We are looking very clearly, the Board and senior management is looking at beyond just 2 or 3 months and what the value is in an offer, cash or otherwise; versus what we think the stock of our merged company would be worth 12 to 15 months down the road. So I want to be clear about that with everybody as well, that we are not looking just within the 3 months, although that is a consideration.

Operator

        Paul Seth (ph) with Capital Flows (ph).

Paul Seth—Capital Flows (ph)—Analyst

        Nice quarter, guys. Just to step away from the merger activity for a moment. The success you've had in the front-end now, I assume that that is beginning to stress your field sales and support forces. Are you going to do some hiring in that area in the near future?

Stan Piekos—August Technology Corporation—CFO

        We have had a growth plan already in place to support only the revenues, Paul, but the demonstrations out there, that actually right now—well, they're about, don't exceed it, but they are significant in the front-end. And we have added, and we will continue to add selectively there. But frankly that is one of the important criteria we have for someone with front-end infrastructure in place and very relevant application knowledge in the front-end. They are going (ph) to go a lot further in a quick time frame with the right partner here.

        As I said earlier we are finding that these decisions are being made now. We recently saw a projection from some consultant in the industry that 2005 will have a very significant growth in 300-mm facilities. I want to say the population of 300-mm facilities goes up by about 50 percent. We have found 300-mm to be an entry point with some of our customers in macro inspection. One in particular, our joint development program partner, started with some 300-mm, went and found some benefit, and went to 200-millimeter.

        So things are happening, 300-millimeter projects are starting. Folks need help with these complex devices. That's why we think it's prudent for our shareholder value to look to a partner to help us do what are doing organically.

Paul Seth—Capital Flows (ph)—Analyst

        Thanks.

Operator

        Ali Irani, CIBC.

Ali Irani—CIBC World Markets—Analyst

        Maybe I have been around a long time, but I recall the KLA and the Tencor merger as consolidating the wafer inspection business and making a stronger player. I'm just wondering, in your 12 to 18-month perspective of shareholder value, how you see the fact that in some scenarios we would still see—especially the original proposed one—we would see continued fragmentation in the macro inspection market? And how you see that evolving into pricing and competitive battles? Thank you.

Stan Piekos—August Technology Corporation—CFO

        Let me start, Jeff. Ali, what we are looking at—and good to hear from you again; I don't think I have talked to you in about 10 years now—but we are looking at is a very significant growth opportunity with macro inspection here. So we believe in the time frame you're talking about, 12 to 18 months, with the right partnership here there are significant revenue synergy opportunities that present themselves.

        By the way our experience has been that an incumbent has a significant advantage here in terms of growth. People get accustomed to the recipes they do in this area and what have you. So establishing a base where people are making decisions creates a great opportunity in the next 12 to 18 months.

        Given that there's also some cost savings to be made from leveraging investments; and it is increasingly costly for all of us these days to hire the expensive, knowledgeable service people to support the applications out there. Expensive to be a public company. So there will be that too. But we see the revenue synergies with the right complementary products and solutions creating the best opportunity for enhanced shareholder value in the next 12 to 18 months.

        We think by the way, and others have said it, that in an industry that hasn't seen a lot of merger and activity movement in the last—this is now being referred to as possibly some sort of catalytic event. We have been on our own active in some small acquisitions over the past year and a half, and we think those will continue to provide an opportunity here. The last I saw, there's over 100 companies doing business in inspection metrology. Obviously there's a lot of small ones there.

        So we think there's going to be some opportunity to grow nicely organically and with some opportunities to do some further combinations strategically that will make sense for the shareholders.

Jeff O'Dell—August Technology Corporation—Chairman and CEO

        I would just add that when we think of consolidation, we think will get not just in inspection but inspection and metrology. I think as most of the callers probably have realized, we did acquire an inspection company just a little over 2 years ago now. Now we are talking about merging with a metrology company. We think that inspection and metrology together will continue to merge as opposed to just on one line or the other. We plan to be a part of that and a leader.

Ali Irani—CIBC World Markets—Analyst

        Could you give us just a quick feel for what the competitive pricing environment is today on the macro inspection front, and where you see that evolving? Has there been any change significantly in your view over the last few months and quarters, as other competitors have come up with products?

Stan Piekos—August Technology Corporation—CFO

        We have been saying it, actually, since the summer, Ali. We have had two competitors come into the back-end. What we find is the ability to differentiate in some of the back-end applications isn't there; so there's a pricing coming in. On the other hand we have got some compelling economics in some of the advance packaged applications on the back-end and certainly the front-end ones too.

        So we've seen more pricing pressure in the back-end. But that said, we still did the bulk of our business as you saw in Q4 in the back-end and still delivered margins in the ranges that we've been—the model we have been operating, 54 percent. So there are still some people who differentiate in performance, but the opportunity we think to differentiate is more in the front-end and advanced packaging applications in the back.

        We believe in our own thinking going forward there could be as much as a 5 percentage point gross margin difference between some of those higher value added gross margin opportunities versus the back-end. But that all said, advanced macro in general, in general, still creates good return opportunities overall. That's what you see 50 percent plus gross margins here. You see that by the way also with (indiscernible); so you don't see the breakout. But I believe you might be seeing that with—close to that with some of the other competitors coming into the field.

Jeff O'Dell—August Technology Corporation—Chairman and CEO

        In terms of the time frame you mentioned there, too, over the last few months and quarters, I don't think we've had a significant change in pricing pressure relative to periods before that.

Ali Irani—CIBC World Markets—Analyst

        Thank you very much.

Operator

        It appears that there are no further questions. I will turn the program back to you, Mr. O'Dell, for any additional or closing remarks.

Jeff O'Dell—August Technology Corporation—Chairman and CEO

        Thank you, Kelly, and thank you to everybody for joining our conference call this morning. In on behalf on all of our August Technology employees we do appreciate your ongoing support. Thank you and have a great day.

Operator

        That concludes today's conference call. Have a pleasant day.

Cautionary Statement for the Purpose of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

        This transcript contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this transcript include statements regarding (i) our expectation for revenues, gross margins and operating costs for the first quarter of 2005; (ii) the model and business level that we think is achievable in the second half of 2005; (iii) our belief that we can outperform the semiconductor capital equipment industry in 2005; and (iv) our proposed merger with Nanometrics and the possibilities for growth resulting from the merger. These statements and other forward-looking statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. The risks and uncertainties that may cause actual outcomes and results to differ from those set forth in the forward-looking statements, include, but are not limited to: (i) no continuing improvement, or a deterioration in general economic conditions and in the semiconductor and/or microelectronic industries; (ii) pre-order sales activities not resulting in orders, or customers delaying or canceling orders in backlog; (iii) loss of potential sales to competitors based on pricing, product features or other factors; (iv) lack of customer acceptance in the upcoming quarters of the Company's newer products including the AXi Series, E20, B20, NSX-105 or VersaScope that were or are planned to be shipped to them; (v) failure of our recently completed and current product development efforts to meet customer needs and expectations including driving down their costs and time-to-market; and (vi) unanticipated costs and expenses which increase operating costs. In addition, our forward-looking statements with respect to the proposed merger with Nanometrics are subject to risks and uncertainties including, but not limited to: (i) the failure of August or Nanometrics to receive necessary shareholder or governmental approvals or to satisfy other conditions to closing; (ii) the risk that the Nanometrics and August businesses will not be integrated successfully; and (iii) costs related to the proposed merger. Please refer to other economic, business, competitive and/or regulatory factors affecting August's business generally, including those set forth in August's filings with the SEC, including its Annual Reports on Form 10-K for its most recent fiscal year, especially in the Management's Discussion and Analysis section, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. All forward-looking statements included in this transcript are based on information available to August on the date hereof. August undertakes no obligation (and expressly disclaims any such obligation) to update forward-looking statements made in this transcript to reflect events or circumstances after the date of this press release or to update reasons why actual results could differ from those anticipated in such forward-looking statements.